Yen 100,000,000,000	Filed pursuant to rule 433
Floating Rate Senior Notes due 2012	File No. 333-132177
Terms and Conditions:

Issuer:	Citigroup Inc.

Ratings:	Aa2 (negative outlook)/AA(negative watch)/AA(negative outlook) (Moody’s / S&P / Fitch)

Trade Date:	December 4, 2007

Settlement Date:	December 21, 2007 (T+13 days)

Maturity:	December 21, 2012

Par Amount:	Yen 100,000,000,000

Floating Rate:	Three-month JPY-LIBOR-BBA Reuters LIBOR01

Quarterly Coupon:	Three-month Yen LIBOR plus 0.90%

Public Offering Price:	100.00%

Net Proceeds to Citigroup:	Yen 99,700,000,000 (before expenses)

Interest Payment Dates:	Quarterly on the 21st of each March, June, September and December. Adjusted modified following business day convention. Business days: Tokyo, New York and London.

Interest Determination Date:	Two London Business Days prior to each Interest Payment Date

First Coupon:	March 25, 2008.

Day Count:	Actual/360.

Defeasance:	Applicable. Provisions of Sections 11.03 and 11.04 of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:
Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination / Multiples:	Yen 100,000/ multiples of Yen 100,000 in excess thereof

Sole Manager:	Citigroup Global Markets Limited

ISIN:	XS0335121397 (international notes)

Common Code:	033512139

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-132177. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.